Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	May 27, 2014
For Immediate Release	NR#14-06

MAG SILVER ANNOUNCES UPDATED JUANICIPIO RESOURCE ESTIMATE

Bonanza Grade Silver Zone
Indicated Resources:  8.3 million tonnes containing 160 million ounces of silver
(MAG’s 44% share is 71 million ounces) grading 601 g/t silver
Inferred Resources:  2.4 million tonnes containing 48 million ounces of silver
(MAG’s 44% share is 21 million ounces) grading 626 g/t silver

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces an updated independent Mineral Resource estimate for the Juanicipio Property completed by Roscoe Postle Associates Inc. (“RPA”) on behalf of MAG.   The updated estimate reflects the results of 40 infill holes drilled in 2012 and 2013, and is based on drill results available as of December 31, 2013.  The new estimate demonstrates a conversion of previously classified Inferred Resources into the Indicated category and reports a deep lower grade resource separately.  The Juanicipio property, located in the Fresnillo District, Zacatecas State, Mexico, is owned and operated by Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company held 56% by Fresnillo plc and 44% by the Company.

A National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report documenting the updated Mineral Resource estimate will be filed on SEDAR within 45 days.  RPA has reviewed the 2012 Preliminary Economic Assessment (“2012 PEA”) carried out by AMC Mining Consultants (Canada) Ltd. (see press release dated June 14, 2012), and believes that it remains a reasonable representation of the property’s economic potential.

Highlights of the May 2014 RPA Resource Estimate

The Mineral Resources on the Juanicipio Property are contained within the Valdecañas Vein System and the Juanicipio Vein. The updated RPA estimate uses a cut-off of US$70/tonne Net Smelter Return (“NSR”), which includes contained values for silver, gold and base metals.  The Valdecañas and Juanicipio Veins display the vertical grade transition from upper silver rich zones to deep gold and base metal dominant areas that is typical of Fresnillo District veins, and epithermal silver veins in general.   The Resource Estimate has been manually divided into the Bonanza Grade Silver Zone (“BGS Zone”) and the Deep Zone to reflect this vertical compositional zonation and highlight the definition of the Deep Zone.

The BGS Zone resource veins have a similar footprint as previous resource estimates (see press releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category.  The increased drill density also provides a better understanding of the vein geometry and indicates that that the Valdecañas Vein actually comprises two overlapping “en-echelon” veins rather than a single vein offset by a fault.  This reveals an area of overlap, with incrementally increased tonnage.  A number of new holes, targeted below the limits of the previous resource estimate, intersected significant widths (10.5 to 25.8 metres true thickness) of lower grade mineralization, which combined with previous deep intercepts led to the definition of the new Deep Zone resource.

George Paspalas, President and CEO of MAG stated, “The updated RPA estimate boosts the confidence levels for the Bonanza Zone and again validates the high grade silver asset on hand at Juanicipio, whilst the Deep Zone adds the potential to extend the mine life beyond that envisioned in the 2012 PEA.”

Page 1of 4

Mineral Resources by metal dominance zone are identified in Table 1 below.

TABLE 1: MINERAL RESOURCES BY METAL ZONE
December 31, 2013 – Juanicipio Project

Zone/Classification	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)
Bonanza Grade Silver Zone
Indicated	8.3	601	1.7	2.0	3.7	160	448	365	676
MAG’s 44% share	3.7					71	197	160	297
Inferred	2.4	626	1.9	1.4	2.2	48	146	74	114
MAG’s 44% share	1.1					21	64	33	50
Deep Zone
Indicated	1.8	93	1.7	1.4	2.6	5	97	54	102
MAG’s 44% share	0.8					2	43	24	45
Inferred	2.7	146	2.0	2.1	3.4	13	173	128	203
MAG’s 44% share	1.2					6	76	56	89
Notes:
1.	Resources are reported on a 100% basis unless otherwise noted.
2.	CIM definitions were followed for the classification of Mineral Resources.
3.	Mineral Resources are estimated at an incremental NSR cut-off value of US$70 per tonne
4.
NSR values are calculated in US$ using factors of $0.57 per g/t Ag, $30.11 per g/t Au, $9.07 per % Pb, and $12.21 per % Zn. These factors are based on metal prices of US$21.50/oz Ag, US$1,250/oz Au, $0.91/lb Pb, and $0.99/lb Zn and estimated recoveries and smelter terms.

5.	The Mineral Resource estimate uses drill hole data available as of December 31, 2013.
6.	Totals may not add correctly due to rounding.

Indicated Mineral Resources in the upper BGS Zone, are estimated to total 8.3 million tonnes at 601 grams per tonne (“g/t”) (17.5 ounces per ton (“opt”)) silver, 1.7 g/t gold, 2.0% lead, and 3.7% zinc. Total contained metals in the Indicated Resource for the BGS Zone are 160 million ounces of silver, 448,000 ounces of gold, 365 million pounds of lead, and 676 million pounds of zinc.

Approximately 77% of the total silver ounces in the BGS Zone are now classified as Indicated, and lie primarily within the Valdecañas Vein.

At the same cut-off of US$70/tonne NSR, Inferred Mineral Resources in the Bonanza Grade Silver Zone, are estimated to total 2.4 million tonnes at 626 g/t (18.3 opt) silver, 1.9 g/t gold, 1.4% lead, and 2.2% zinc.  The Inferred Resources in the BGS Zone contain an additional 48 million ounces of silver, 146,000 ounces of gold, 74 million pounds of lead, and 114 million pounds of zinc, and are contained within the Valdecañas Vein System, and the Juanicipio Vein.

In the Deep Zone, Indicated Mineral Resources are estimated to total 1.8 million tonnes at 93 g/t (2.7 opt) silver, 1.7 g/t gold, 1.4% lead, and 2.6% zinc. Inferred Mineral Resources in the Deep Zone are estimated to total 2.7 million tonnes at 146 g/t (4.3 opt) silver, 2.0 g/t gold, 2.1% lead, and 3.4% zinc.  Within the Deep Zone, the total contained metals in the Indicated Resource are 5 million ounces of silver, 97,000 ounces of gold, 54 million pounds of lead, and 102 million pounds of zinc.  The Inferred Resource contains 13 million ounces of silver, 173,000 ounces of gold, 128 million pounds of lead, and 203 million pounds of zinc.

Total Mineral Resources – BSG Zone and Deep Zone Combined

Combining the BSG Zone and the Deep Zone into a total resource by category, results in an overall increase in tonnage and a lower overall silver grade.  Total Indicated Mineral Resources are estimated to be 10.1 million tonnes grading 511 g/t (14.9 opt) silver, 1.7 g/t gold, 1.9% lead, and 3.5% zinc. The total contained metals in the Indicated Resource are 166 million ounces of silver, 544,000 ounces of gold, 419 million pounds of lead, and 778 million pounds of zinc.  At the same cut-off of US$70/tonne NSR, total Inferred Mineral Resources are estimated to total 5.1 million tonnes grading 372 g/t (10.9 opt) silver, 2.0 g/t gold, 1.8% lead, and 2.8% zinc.  The total Inferred Resource contains 61 million ounces of silver, 319,000 ounces of gold, 202 million pounds of lead, and 317 million pounds of zinc (see Table 2).

Page 2of 4

TABLE 2: TOTAL MINERAL RESOURCES BSG Zone and Deep Zone, December 31, 2013 – Juanicipio Project

Classification	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)
Total Indicated	10.1	511	1.7	1.9	3.5	166	544	419	778
MAG’s 44% share	4.4					73	240	184	343
Total Inferred	5.1	372	2.0	1.8	2.8	61	319	202	317
MAG’s 44% share	2.2					27	141	89	139
Notes: See Table 1 above.

Qualified Person - Resource:  The Mineral Resources for the Juanicipio Property disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010).  Mr. Ross, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed Mineral Resource estimate.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President and Chief Executive Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Page 3of 4

The updated RPA Mineral Resource estimate was commissioned independently by MAG, and not by the Minera Juanicipio Joint Venture ("Joint Venture"). The Company commissions its own Mineral Resource estimates to ensure the integrity of the resource estimates published on behalf of the Joint Venture.

Neither the Toronto Stock Exchange nor the NYSE MKT have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html